Homology Medicines, Inc.

One Patriots Park

Bedford, MA 01730

February 13, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Homology Medicines, Inc.
Registration Statement on Form S-4
Originally Filed December 18, 2023
(File No. 333-276093)

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the above-referenced Registration Statement on Form S-4 so that it will become effective as of 2:00 p.m., Eastern Time, on February 14, 2024, or as soon thereafter as practicable, or at such later time as Homology Medicines, Inc. (the “Company”) or its counsel may request via telephone call to the Staff. Please contact Elisabeth M. Martin of Latham & Watkins LLP at (617) 948-6018 to provide notice of effectiveness, or if you have any other questions or concerns regarding this matter.

Sincerely yours,

Homology Medicines, Inc.

By:	/s/ Paul Alloway, Ph.D.
Name:	Paul Alloway, Ph.D.
Title:	President and Chief Operating Officer

cc:	Elisabeth M. Martin, Esq., Latham & Watkins LLP
Peter N. Handrinos, Esq., Latham & Watkins LLP
Leah R. Sauter, Esq., Latham & Watkins LLP